September 23, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

ACE Securities Corp.

Registration Statement on Form S-3

File No. 333-119185 (the “Filing”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by ACE Securities Corp. (the “Company”) to withdraw the above-referenced Filing which was filed with the Securities and Exchange Commission (the “Commission”) by the Company on September 22, 2004.

The Filing was filed under the incorrect form type, Form S-3, instead of the intended form type, Form S-3/A.  No securities have been sold in connection with the offering.  Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

If you have any questions regarding this application, please contact the Company’s legal counsel, Matthew P. Joseph, Esq. of McKee Nelson, LLP at (917) 777-4322.

Very truly yours,

ACE SECURITIES CORP.

By: /s/ Evelyn Echevarria

     Name:  Evelyn Echevarria

     Title:  Secretary